Exhibit 99.1

•                  Q1 REVENUES OF £141.0 MILLION

•                  Q1 ADJUSTED EBITDA OF £36.6 MILLION

•                  Q1 OPERATING PROFIT OF £15.2 MILLION

MANCHESTER, England. — 16 November 2017 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2018 fiscal first quarter ended 30 September 2017.

Highlights

•                  Total revenue for the first quarter £141m — up 17% from first quarter 2017

•                  Played five tour matches across the US to a cumulative stadium audience of more than 250,000

•                  Signed three new players in Victor Lindelof, Romelu Lukaku and Nemanja Matic

Commentary

Ed Woodward, Executive Vice Chairman, commented, “We are just over a quarter of the way through what promises to be another exciting season. In the Champions League we have won all four games played to-date; we are through to the Quarter Final of the Carabao Cup; and are looking forward to the next few months as the number of matches ramps up.”

Outlook

For fiscal 2018, Manchester United continues to expect:

•                  Revenue to be £575m to £585m.

•                  Adjusted EBITDA to be £175m to £185m.

Key Financials (unaudited)

	Three months ended 30 September
£ million (except earnings per share)	2017	2016	Change
Commercial revenue	80.5	74.3	8.3%
Broadcasting revenue	38.1	29.1	30.9%
Matchday revenue	22.4	16.8	33.3%
Total revenue	141.0	120.2	17.3%
Adjusted EBITDA(1)	36.6	31.2	17.3%
Operating profit	15.2	6.2	145.2%

Profit for the period (i.e. net income)	7.9	1.2	558.3%
Basic earnings per share	4.84	0.71	581.7%
Adjusted profit for the period (i.e. adjusted net income)(1)	6.2	0.7	785.7%
Adjusted basic earnings per share (pence)(1)	3.76	0.43	774.4%

Net Debt(1)/(2)	268.1	337.7	(20.6)%

(1) Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £80.5 million, an increase of £6.2 million, or 8.3%, over the prior year quarter.

•                  Sponsorship revenue for the quarter of £53.2 million, an increase of £6.3 million, or 13.4%, over the prior year quarter, primarily due to playing a greater number of Tour matches. This quarter includes £2.0 million of mobile and content revenue (prior year quarter £2.5 million) previously shown separately in commercial revenue;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the quarter was £27.3 million, a decrease of £0.1 million, or 0.4%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £38.1 million, an increase of £9.0 million, or 30.9%, over the prior year quarter, primarily due to participation in the UEFA Champions League, playing one additional PL home game and participation in the UEFA Super Cup final, partially offset by one fewer PL game broadcast live.

Matchday

Matchday revenue for the quarter was £22.4 million, an increase of £5.6 million, or 33.3% over the prior year quarter, primarily due to playing two additional home games across all competitions.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £143.1 million, an increase of £20.9 million, or 17.1%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £69.9 million, an increase of £7.6 million, or 12.2%, over the prior year quarter primarily due to player salary uplifts due to participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the quarter were £34.5 million, an increase of £7.8 million, or 29.2%, over the prior year quarter primarily due to playing a greater number of Tour matches and playing two additional games across all competitions.

Depreciation & amortization

Depreciation for the quarter was £2.6 million, an increase of £0.2 million, or 8.3%, over the prior year quarter. Amortization for the quarter was £36.1 million, an increase of £5.3 million, or 17.2%, over the prior year quarter. The unamortized balance of players’ registrations at 30 September 2017 was £378.4 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £17.3 million compared to profit of £8.2 million in the prior year quarter.

Net finance costs

Net finance costs for the quarter were £0.8 million, a decrease of £5.1 million, or 86.4%, over the prior year quarter, due to foreign exchange gains on unhedged USD borrowings.

Tax

The tax expense for the quarter was £6.5 million, compared to a credit of £0.9 million in the prior year quarter.

Cash flows

Net cash generated from operating activities for the quarter was £17.9 million, a decrease of £34.7 million over the prior year quarter.

Net capital expenditure on property, plant and equipment and investment property for the quarter was £4.4 million, an increase of £2.2 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £84.9 million, a decrease of £37.8 million over the prior year quarter.

Overall cash and cash equivalents (including the effects of exchange rate changes) decreased by £74.1 million in the quarter.

Net Debt

Net Debt as of 30 September 2017 was £268.1 million, a decrease of £69.6 million over the year. The gross USD debt principal remains unchanged.

Dividend

A semi-annual cash dividend of $0.09 per share will be paid on 5 January 2018, to shareholders of record on 30 November 2017. The stock will begin to trade ex-dividend on 29 November 2017.

Conference Call Information

The Company’s conference call to review first quarter fiscal 2018 results will be broadcast live over the internet today, 16 November 2017 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 139-year heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit on disposal of intangible assets, exceptional items, net finance costs, and tax.

We believe Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to Adjusted EBITDA is presented in supplemental note 2.

2.                   Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on derivative financial instruments, adding/subtracting the actual tax expense/credit for the period, and subtracting the adjusted tax expense for the period (based on a normalized tax rate of 35%; 2017: 35%). The normalized tax rate of 35% is the current US federal income tax rate.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) equivalent to the US federal income tax rate of 35%. A reconciliation of profit for the period to adjusted profit for the period is presented in supplemental note 3.

3.                   Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

4.                   Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended
	30 September
	2017	2016
Commercial % of total revenue	57.1%	61.8%
Broadcasting % of total revenue	27.0%	24.2%
Matchday % of total revenue	15.9%	14.0%
Home Matches Played
PL	4	3
UEFA competitions	1	1
Domestic Cups	1	—
Away Matches Played
UEFA competitions	2	1
Domestic Cups	—	1

Other
Employees at period end	914	837
Employee benefit expenses % of revenue	49.6%	51.8%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2017/18 season*	4	7	5	3	19
2016/17 season	3	7	4	5	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations: Cliff Baty Chief Financial Officer +44 161 868 8650 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk

Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080 JBarron@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2017	2016
Revenue	140,980	120,213
Operating expenses	(143,036)	(122,242)
Profit on disposal of intangible assets	17,279	8,205
Operating profit	15,223	6,176
Finance costs	(1,001)	(6,098)
Finance income	218	180
Net finance costs	(783)	(5,918)
Profit before tax	14,440	258
Tax (expense)/credit	(6,493)	903
Profit for the period	7,947	1,161

Basic earnings per share:
Basic earnings per share (pence)	4.84	0.71
Weighted average number of ordinary shares outstanding (thousands)	164,195	164,025
Diluted earnings per share:
Diluted earnings per share (pence)	4.83	0.71
Weighted average number of ordinary shares outstanding (thousands)	164,585	164,483

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 September 2017	As of 30 June 2017	As of 30 September 2016
ASSETS
Non-current assets
Property, plant and equipment	246,831	244,738	245,004
Investment property	13,934	13,966	14,060
Intangible assets	805,694	717,544	800,290
Derivative financial instruments	479	1,666	3,313
Trade and other receivables	9,991	15,399	4,005
Deferred tax asset	136,705	142,107	148,016
	1,213,634	1,135,420	1,214,688
Current assets
Inventories	2,074	1,637	1,422
Derivative financial instruments	2,433	3,218	5,218
Trade and other receivables	80,415	103,732	68,600
Tax receivable	—	—	97
Cash and cash equivalents	216,236	290,267	164,277
	301,158	398,854	239,614
Total assets	1,514,792	1,534,274	1,454,302

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 September 2017	As of 30 June 2017	As of 30 September 2016
EQUITY AND LIABILITIES
Equity
Share capital	53	53	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(24,264)	(31,724)	(37,619)
Retained earnings	199,968	191,436	174,985
	493,609	477,617	455,270
Non-current liabilities
Derivative financial instruments	523	655	8,773
Trade and other payables	69,898	83,587	67,412
Borrowings	478,065	497,630	499,305
Deferred revenue	35,060	39,648	35,836
Deferred tax liabilities	25,802	20,828	11,975
	609,348	642,348	623,301
Current liabilities
Derivative financial instruments	—	1,253	1,163
Tax liabilities	8,675	9,772	5,054
Trade and other payables	202,534	190,315	170,705
Borrowings	6,236	5,724	2,683
Deferred revenue	194,390	207,245	196,126
	411,835	414,309	375,731
Total equity and liabilities	1,514,792	1,534,274	1,454,302

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2017	2016
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	26,951	63,783
Interest paid	(8,018)	(7,904)
Interest received	218	180
Tax paid	(1,238)	(3,452)
Net cash generated from operating activities	17,913	52,607
Cash flows from investing activities
Payments for property, plant and equipment	(4,344)	(1,557)
Payments for investment property	—	(644)
Payments for intangible assets	(117,121)	(158,848)
Proceeds from sale of intangible assets	32,186	36,159
Net cash used in investing activities	(89,279)	(124,890)
Cash flows from financing activities
Repayment of borrowings	(100)	(94)
Net cash used in financing activities	(100)	(94)
Net decrease in cash and cash equivalents	(71,466)	(72,377)
Cash and cash equivalents at beginning of period	290,267	229,194
Effects of exchange rate changes on cash and cash equivalents	(2,565)	7,460
Cash and cash equivalents at end of period	216,236	164,277

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended 30 September
	2017 £’000	2016 £’000
Profit for the period	7,947	1,161
Adjustments:
Tax expense/(credit)	6,493	(903)
Net finance costs	783	5,918
Profit on disposal of intangible assets	(17,279)	(8,205)
Amortization	36,054	30,805
Depreciation	2,574	2,412
Adjusted EBITDA	36,572	31,188

3                               Reconciliation of profit for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 30 September
	2017 £’000	2016 £’000
Profit for the period	7,947	1,161
Foreign exchange (gains)/losses on unhedged US dollar borrowings	(5,496)	2,111
Fair value movement on derivative financial instruments	554	(1,274)
Tax expense/(credit)	6,493	(903)
Adjusted profit before tax	9,498	1,095
Adjusted tax expense (using a normalized US statutory rate of 35%)	(3,324)	(383)
Adjusted profit for the period (i.e. adjusted net income)	6,174	712

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	3.76	0.43
Weighted average number of ordinary shares outstanding (thousands)	164,195	164,025
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	3.75	0.43
Weighted average number of ordinary shares outstanding (thousands)	164,585	164,483

4                               Cash generated from operations

	Three months ended 30 September
	2017 £’000	2016 £’000
Profit for the period	7,947	1,161
Tax expense/(credit)	6,493	(903)
Profit before tax	14,440	258
Depreciation	2,574	2,412
Amortization	36,054	30,805
Profit on disposal of intangible assets	(17,279)	(8,205)
Net finance costs	783	5,918
Equity-settled share-based payments	585	457
Foreign exchange losses/(gains) on operating activities	991	(2,036)
Reclassified from hedging reserve	4,001	766
Increase in inventories	(437)	(496)
Decrease in trade and other receivables	16,673	39,447
Decrease in trade and other payables and deferred revenue	(31,434)	(5,543)
Cash generated from operations	26,951	63,783